                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                Amendment No. 1
                                      to

                                 SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND

                           STATEMENT ON SCHEDULE 13d
                   under the Securities Exchange Act of 1934

                            GRADALL INDUSTRIES, INC.
                       (Name of Subject Company [Issuer])

                             JLG ACQUISITION CORP.

                          A WHOLLY-OWNED SUBSIDIARY OF

                              JLG INDUSTRIES, INC.
                                  (Bidders)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
 (AND ASSOCIATED RIGHTS TO PURCHASE SERIES B PARTICIPATING CUMULATIVE PREFERRED
                                     STOCK)
                         (Title of Class of Securities)
                            ------------------------

                                   38411P107
                       (CUSIP Number of Class Securities)

                                THOMAS D. SINGER
                       VICE PRESIDENT -- GENERAL COUNSEL
                              JLG INDUSTRIES, INC.
                                  1 JLG DRIVE
                            MCCONNELSBURG, PA 17233
                                 (717) 485-5161
      (Name, Address and Telephone Number of Persons Authorized to Receive
                Notices and Communications on Behalf of Bidders)

                                    Copy to:

                              W. ANDREW JACK, ESQ.
                              COVINGTON & BURLING
                         1201 PENNSYLVANIA AVENUE, N.W.
                          WASHINGTON, D.C. 20044-7566
                                 (202) 662-6000

                           CALCULATION OF FILING FEE

TRANSACTION VALUATION*   AMOUNT OF FILING FEE
----------------------   --------------------
     $206,600,340              $41,320

---------------
* Based upon the offer to purchase all of the outstanding shares of common stock, par value $0.001 per share, of Gradall Industries, Inc. at $20.00 cash per share, 9,515,460 shares outstanding and 814,557 options outstanding as of April 30, 1999.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

  Amount Previously paid:  Not applicable.
  Form or Registration No.:  Not applicable.
  Filing Party:  Not applicable.
  Date Filed:  Not applicable

                                       (i)

      This Amendment No. 1 amends and supplements Schedule 14D-1 and Statement on Schedule 13d, dated May 17, 1999 (the "Schedule 14D-1") of JLG Acquisition Corp., a Delaware corporation ("Merger Subsidiary") and JLG Industries, Inc., a Pennsylvania corporation ("Parent"), filed in connection with the Merger Subsidiary's offer to purchase all outstanding shares of common stock, par value $0.001 per share (together with associated rights to purchase Series B Participating Cumulative Preferred Stock) (collectively, the "Shares") of Gradall Industries, Inc., a Delaware corporation, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 17, 1999. All capitalized terms not defined herein have the meanings given to them in the Schedule 14D-1.

ITEM 10.  ADDITIONAL INFORMATION

      The response to Item 10(b) and 10(c) of the Schedule 14D-1 is hereby amended and supplemented as follows:

      On June 1, 1999, early termination of the 15-day waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") applicable to the purchase of the Shares pursuant to the Offer was granted by the United States Federal Trade Commission. Early termination or expiration of the waiting period under the HSR Act was a condition to the Offer, and such condition has now been satisfied. A copy of the press release, dated June 2, 1999 and issued by Parent disclosing this information is attached hereto as Exhibit (a)(8).

      The response to Item 10(f) of the Schedule 14D-1 is hereby amended and supplemented as follows:

      In Section 7 "Certain Information Concerning the Company" of the Offer to Purchase, the fifth paragraph of the subsection "Certain Company Projections" is hereby amended and restated as follows:

      "THE PROJECTIONS WERE NOT PREPARED WITH A VIEW TO PUBLIC DISCLOSURE OR COMPLIANCE WITH PUBLISHED GUIDELINES OF THE COMMISSION OR THE GUIDELINES ESTABLISHED BY THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS REGARDING PROJECTIONS OR FORECASTS. THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE PROJECTIONS. THE COMPANY HAS ADVISED THE MERGER SUBSIDIARY AND THE PARENT THAT ITS INTERNAL FINANCIAL FORECASTS (UPON WHICH THE PROJECTIONS PROVIDED TO THE PARENT WERE BASED IN PART) ARE, IN GENERAL, PREPARED SOLELY FOR INTERNAL USE AND CAPITAL BUDGETING AND OTHER MANAGEMENT DECISIONS, AND ARE SUBJECTIVE IN MANY RESPECTS AND THUS SUSCEPTIBLE TO INTERPRETATIONS AND PERIODIC REVISION BASED ON ACTUAL EXPERIENCE AND BUSINESS DEVELOPMENTS. THE PROJECTIONS ALSO REFLECT NUMEROUS ASSUMPTIONS (NOT ALL OF WHICH WERE PROVIDED TO THE PARENT), ALL MADE BY THE MANAGEMENT OF THE COMPANY, WITH RESPECT TO INDUSTRY PERFORMANCE, GENERAL BUSINESS, ECONOMIC, MARKET AND FINANCIAL CONDITIONS AND OTHER MATTERS, ALL

OF WHICH ARE DIFFICULT TO PREDICT, MANY OF WHICH ARE BEYOND THE COMPANY'S CONTROL AND NONE OF WHICH WERE SUBJECT TO APPROVAL BY THE PARENT OR THE MERGER SUBSIDIARY. ACCORDINGLY, THERE CAN BE NO ASSURANCE THAT THE ASSUMPTIONS MADE IN PREPARING THE PROJECTIONS WILL PROVE ACCURATE, AND ACTUAL RESULTS MAY BE MATERIALLY GREATER OR LESS THAN THOSE CONTAINED IN THE PROJECTIONS. THE INCLUSION OF THE PROJECTIONS HEREIN SHOULD NOT BE REGARDED AS AN INDICATION THAT ANY OF THE PARENT, THE MERGER SUBSIDIARY, THE COMPANY OR THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES CONSIDERED OR CONSIDER THE PROJECTIONS TO BE A RELIABLE PREDICTION OF FUTURE EVENTS, AND THE PROJECTIONS SHOULD NOT BE RELIED UPON AS SUCH. NONE OF THE PARENT, THE MERGER SUBSIDIARY, THE COMPANY OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES HAS MADE, OR MAKES ANY REPRESENTATION TO ANY PERSON REGARDING THE ULTIMATE PERFORMANCE OF THE COMPANY COMPARED TO INFORMATION CONTAINED IN THE PROJECTIONS AND NONE OF THEM INTENDS TO UPDATE OR OTHERWISE REVISE THE PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE PROJECTIONS ARE SHOWN TO BE IN ERROR. IT IS EXPECTED THAT THERE WILL BE DIFFERENCES BETWEEN ACTUAL AND PROJECTED RESULTS, AND ACTUAL RESULTS MAY BE MATERIALLY HIGHER OR LOWER THAN THOSE PROJECTED."

      In Section 15 "Certain Conditions of the Offer" of the Offer to Purchase, clause (iii) of the first paragraph is hereby amended and restated as follows:

      "(iii) at any time on or after the date of commencement of the Offer and before the acceptance of such Shares for payment or the payment therefor and expiration of the Offer, any of the following conditions exist or shall occur and be continuing:"

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS

      The response to Item 11 of the Schedule 14D-1 is hereby amended and supplemented as follows:

      (a)(8) Text of Press Release issued by Parent, dated June 2, 1999, announcing early termination under the HSR Act.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JLG ACQUISITION CORP.

By: /s/ THOMAS D. SINGER
    --------------------------------------------------------
    Name: Thomas D. Singer
    Title: Vice President, Secretary
JLG INDUSTRIES, INC.

By: /s/ THOMAS D. SINGER
    --------------------------------------------------------
    Name: Thomas D. Singer
    Title: Vice President -- General Counsel, Assistant Secretary

Dated: June 2, 1999

                                 EXHIBIT INDEX

EXHIBIT NO.                          DESCRIPTION
-----------                          -----------
(a)(1)       Offer to Purchase, dated May 17, 1999*
(a)(2)       Letter of Transmittal (including Guidelines for
             Certification of Taxpayer Identification number on
             Substitute Form W-9)*
(a)(3)       Notice of Guaranteed Delivery*
(a)(4)       Letter to Brokers, Dealers, Commercial Banks, Trust
             Companies and Other Nominees*
(a)(5)       Letter to Clients for use by Brokers, Dealers, Commercial
             Banks, Trust Companies and Other Nominees*
(a)(6)       Text of Joint Press Release issued by Parent and the
             Company, dated May 11, 1999*
(a)(7)       Form of summary advertisement, dated May 17, 1999*
(a)(8)       Text of Press Release issued by Parent, dated June 2, 1999, announcing early termination under the HSR Act. **
(b)(1)       Commitment Letter dated May 5, 1999, to Parent from First
             Union National Bank*
(c)(1)       Agreement and Plan of Merger dated as of May 10, 1999, among
             Gradall Industries, Inc., JLG Industries, Inc., and JLG
             Acquisition Corp.*
(c)(2)       Stockholders Agreement dated as of May 10, 1999, among JLG
             Acquisition Corp.; JLG Industries, Inc.; Gradall Industries,
             Inc. and MLGA Fund II, L.P.*
(c)(3)       Stockholders Agreement dated as of May 10, 1999, among JLG
             Acquisition Corp.; JLG Industries, Inc.; Gradall Industries,
             Inc.; Sangwoo Ahn; Perry J. Lewis; Barry L. Phillips; Jack
             D. Rutherford; David S. Williams; Joseph H. Keller, Jr.;
             James C. Cahill; and Bruce A. Jonker*
(c)(4)       Confidentiality Agreement dated November 3, 1997, as amended on February 23, 1999 between Gradall Industries, Inc. and
             JLG Industries, Inc.*

*   Previously filed
**  Filed with this Amendment No. 1